

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2016

Via E-mail
Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
18th Floor
New York, NY 10176

> **Re:** **CST Brands, Inc.**
> **Soliciting Materials Under Rule 14a-12**
> **Filed February 29, 2016 by Engine Capital Management, LLC, Engine**
> **Capital, L.P., Engine Jet Capital, L.P., Engine Airflow Capital, L.P. ,**
> **Engine Investments, LLC, Engine Investments II, LLC, Arnaud Ajdler,**
> **Rocky Dewbre, Brad Favreau, Dan Pastor and Bryan F. Smith, Jr.**
> **File No. 001-35743**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials filed February 29, 2016

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

   - "…the Company's poor track record of operational achievements and the lower return of capital compared to peers…;"
   - "CST has lagged peers on this metric despite being spun out of Valero with lower average unit sales compared to many peers. CST's cumulative same-store-sales

> growth has been approximately 3% in the U.S. since 2013 as compared to an average of approximately 17% for its peers;"
> - "The real estate venture decision doesn't do anything to address the significant merchandising underperformance of CST. This is more financial engineering;"
> - "CST is becoming a complicated sum-of-the-parts story which we believe will likely trade at a further discount to its fair value;"
> - "CST is at a competitive disadvantage when acquiring assets because it competes with better operators that can bring more synergies to the targets;"
> - "We estimate CST paid a multiple between 11 and 14x pre-synergy EBITDA for the asset…" and other statistics provided with respect to the Company's purchase of Flash Foods;
> - "We caution the Company to not repeat its mistakes and further destroy value by overpaying for other assets;"
> - "Given recent industry activity, we suspect that the Board would find interested buyers if it explored that strategic option;"
> - "…we believe that management has recently rebuffed overtures to preliminarily discuss a possible combination."

2. The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders' understanding of the basis for and limitations of the valuation information. Please provide us with support the following assertions:

   - "CST owns a collection of very valuable assets that in a sale process to another strategic buyer would likely garner a significant multiple;" and
   - "it could sell the entire Company to a strategic party at a much higher multiple."

   Also, if you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make its inclusion unreasonable.

3. We note your statement that "independent members…don't have much skin in the game." Confirm in future disclosures referencing the holdings of incumbent directors that you will clarify that your nominees own no shares in the Company

4. In future soliciting material, please refrain from making statements that could be viewed as impugning the character of other parties or directly or indirectly making charges concerning improper conduct by other parties as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for this particular statements with your response:

- "We believe these decisions should be made with the input of shareholders with Board representation as well as the fresh perspective of new merchandising and fuel retailing experts. We believe there would be overwhelming support for this course of action."

With a view towards revised disclosure, please also tell us why you believe the board, elected by the Company's shareholders, does not represent the shareholders' views.

5. We note your statement that "[b]ased on our discussions with players who participated in the auction of Flash Foods, CST paid more than 2 turns more in EBITDA relative to the next competitor." Please provide additional detail about these discussions, who they were with and why the discussions support your statement.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3203 or Daniel F. Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions

cc: Via Email
        Jason W. Soncini
        Kleinberg, Kaplan, Wolff & Cohen, P.C.